UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Administradora de Fondos de Pensiones Provida S.A.

(Name of Subject Company)

Administradora de Fondos de Pensiones Provida S.A.

(Names of Persons Filing Statement)

American Depositary Shares (ADS) each representing
fifteen shares of Common Stock, without nominal (par) value
(Title of Class of Securities)

00709P108
(CUSIP Number of Class of Securities)

María Paz Yáñez Macías

Planning and Control Division Manager

Avenida Pedro de Valdivia 100, Santiago, Chile

Telephone number: (56-2) 351-1483

Fax number: (56-2) 679-2320

E-mail: myanezm@bbvaprovida.cl (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone :(56 2) 351 1187
E-mail: aveszpremy@bbvaprovida.cl

Santiago, Chile –February 1, 2013

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Mr. Andrés Veszprémy Schilling, Alternate Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension (SP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

“Pursuant to the provisions of articles 9 and 10 of Law 18.045, and General Rule No. 30 of the Securities and Insurance Superintendency, and duly empowered, I hereby inform you, as a material disclosure, that in the Extraordinary meeting held today, the Board of Directors of AFP Provida S.A., (“Provida”) was informed by the representative of its parent BBVA Inversiones Chile S.A. (“BBVA Inversiones") that on the date hereof, a Transaction Agreement was executed by and among Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Inversiones (hereinafter, jointly referred as the “BBVA Group”), on the one hand, in their capacity as sellers, and, on the other hand, in their capacity as purchasers, MetLife, Inc. and certain affiliates (hereinafter, jointly referred as the “MetLife Group”) (the “Agreement”), pursuant to which, subject to the satisfaction of the conditions set forth therein, the BBVA Group will sell to MetLife Group the total stake that it holds in Provida. As reported, the most important terms and conditions of the Contract, affecting Provida, are as follows:

1.	Public tender offer of shares of Provida

Pursuant to the terms of the Agreement and subject to the satisfaction of the conditions set forth therein, (i) one or more wholly-owned Chilean members of the MetLife Group shall commence, both in Chile and the United States of America, a tender offer in cash for the purchase of 100% of the 331,316,623 issued and outstanding shares of Provida (the “Provida Shares”), extended to all holders thereof and (ii) BBVA Group shall transfer to the MetLife Group (either (A) wholly and directly through such offer or (B) partially through such offer and partially indirectly through the sale to MetLife Group of another newly-incorporated Chilean entity wholly-owned by Banco Bilbao Vizcaya Argentaria, S.A. (“NewCo”) on or shortly after the date of publication of the notice of results for the offer) all of the 213,100,058 Provida Shares held directly and indirectly by the BBVA Group (the “BBVA Shares”), representing approximately a 64.3% interest in Provida.  The BBVA Group’s direct and indirect interests in Provida are currently held through the following entities: (a) BBVA Inversiones, holder of 171,023,573 Provida Shares, and (b) Banco Bilbao Vizcaya Argentaria, S.A., holder of 42,076,485 Provida Shares in the form of American Depositary Shares. The tender offer process discussed above shall be hereinafter referred to as the “Provida Offer”.

2.	Purchase Price.

a)
The price per Provida Share to be offered in the Provida Offer shall be US$ 6.0365, plus an amount in dollars to be paid by the MetLife Group corresponding to a fixed amount for each day having elapsed from the date of Provida’s most recent month-end balance sheet available prior to the commencement of the Provida Offer until the date of publication of the Provida Offer’s notice of results, all as calculated as provided for in the Agreement (the “Per Share Offer Price”).  The BBVA Group estimates that this positive adjustment may amount to approximately US$ 25,000,000. The Per Share Offer Price shall be paid, at the option of a shareholder accepting the Provida Offer, in dollars of the United States of America (U.S.$) or in pesos, legal currency in Chile, at the observed dollar (dólar observado) exchange rate corresponding to the second (2nd) business day after the Provida Offer expiration date (or at an earlier date if requested by the administrator of the Provida Offer), as published by the Chilean Central Bank in the Chilean Official Gazette. The Provida Offer documents shall reflect the exact date for purposes of determining the exchange rate as explained above.

b)
The same Per Share Offer Price will be offered to the BBVA Group and to each other shareholder of Provida for each Provida Share they validly tender into the Provida Offer.  The purchase price paid for the NewCo shall not exceed an amount equal to the aggregate number of Provida Shares held by the NewCo, multiplied by the Per Share Offer Price.

c)	Notwithstanding the foregoing, the price to be paid for each American Depositary Share issued by Provida shall be an amount equal to the Per Share Offer Price multiplied by 15.

3.	Conditions for the commencement of the Provida Offer and for the closing of the transactions contemplated in the Agreement.

The obligation of the MetLife Group to commence the Provida Offer and to close the transactions contemplated in the Agreement, is subject to the satisfaction of certain conditions precedent, which are, among others, the following:

a)
Receipt by the MetLife Group of approval from (i) the Superintendency of Pensions to acquire the control of Provida and (ii) the Ecuadorian Superintendency of Market Power Control for the indirect acquisition of the Ecuadorian company AFP Genesis Administradora de Fondos y Fideicomisos S.A., a subsidiary of Provida; and (iii) if required, the approval of the Ministry of Labor and Finance of Chile;

b)
That no government authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, regulation or government order enjoining, prohibiting or making illegal the commencement of the Provida Offer or the consummation of the transactions provided for in the Agreement or imposing or seeking to impose a Burdensome Condition (as defined in the Agreement);

c)	That a number of Provida Shares at least equal to the total number of BBVA Shares (other than the BBVA Shares held by NewCo) shall have been tendered into the Provida Offer;

d)
The average salary mass received by Provida in respect of mandatory pensions products (as calculated pursuant to the Agreement) during the last two full calendar months (for which data is available) prior to the Provida Offer launch date shall not be lower than the average salary mass received by Provida in respect of mandatory pensions products (as calculated pursuant to the Agreement) for the same two full calendar months from the prior year by more than ten percent;

e)
That the Agreement shall not have been terminated in accordance with its terms.  The Agreement may be terminated, among other reasons, if the closing of the transactions contemplated by the Agreement has not occurred by the date that is ten months from the date of the Agreement (the “Final Closing Date”), subject to a three month extension to the extent that the Provida Offer is commenced prior to the Final Closing Date but would otherwise close after the Final Closing Date.

In addition, the BBVA Group has the discretionary right to defer the launch of the Provida Offer until May 31, 2013 under certain conditions.

4.	Other provisions

The Agreement contains standard terms and conditions for transactions of this type, including, among others, the following: (i) covenants to take and refrain from taking certain actions affecting the BBVA Group (including customary mutual non-competition and executive non-solicitation covenants) and how it exercises control over Provida; (ii) mutual and reciprocal representations and warranties between the BBVA Group and MetLife Group; (iii) conditions for termination of the Agreement and (iv) penalty and indemnification provisions in the event of noncompliance.

In addition to the purchase price indicated in section 2) above herein, the Agreement permits Provida to approve the distribution of the following dividends prior to the date of publication of the notice of commencement of the Provida Offer:

•	an annual dividend in respect of 2012 financial year profits;

•
a dividend of cash generated from the January 9, 2013 sale of Provida’s former approximately 7.5% indirectly-held equity interest in Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (Mexico);

•	a dividend of cash generated from the expected sale of Provida’s approximately 15.87% indirectly-held equity interest in Administradora de Fondos de Pensiones Horizonte S.A.; and

•	a dividend of certain excess cash amounts of Provida as calculated pursuant to the Agreement.

The making of the aforementioned dividends will be contingent on the approval of the board of directors and shareholders of Provida, as required.  The BBVA Group estimates that the sum of the aforementioned dividends, if made, could amount to approximately US$340 million.

The Agreement is governed by the laws of the State of New York, United States of America, and any controversy or claim arising out of, or in connection with or relating to the Agreement, shall be resolved by final and binding arbitration administered by the Court of Arbitration of the International Chamber of Commerce pursuant to its Rules of Arbitration, except as modified by the Agreement.

The Board of Directors of Provida agreed to state that the above mentioned conditions of the Agreement and the assessments made correspond to the information provided by the controlling shareholder of Provida, and for this reason do not invoke the responsibility of Provida or its directors.

Regarding the financial effects of the previously discussed transaction will have on Provida, the Board of Directors agreed that, if any, the Board of Directors will be informed as soon as the applicable actions established in the Agreement have been fulfilled, including the Provida Offer, which will allow the Board of Directors to have all the necessary information for a proper determination.

Finally, it is reported that, pursuant to the provisions of Article 207, letter c) of Law 18,045 of the Securities Market, the Directors of Provida must issue in the appropriate opportunity, an informed decision about the fairness of the Provida Offer for the shareholders of Provida.

Important notice

The tender offer herein described has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, it shall be conducted in accordance with applicable law in Chile and the United States, and MetLife, Inc. or one or more of its wholly-owned affiliates will, to the extent required, file a tender offer statement on either Schedule TO or Form CB with the Securities and Exchange Commission (the “Commission”) (and such documentation as may be required to be filed with applicable government authorities in Chile), and AFP Provida will, to the extent required, file a solicitation/recommendation statement on Schedule 14D-9 (and such documentation as may be required to be filed with applicable government authorities in Chile) with respect to the tender offer. Investors and holders of AFP Provida shares are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal (or Chilean equivalent, if applicable) and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Once filed, investors and holders of AFP Provida shares will be able to obtain free copies of these documents and other documents filed by BBVA, AFP Provida and MetLife, Inc. with the Securities and Exchange Commission at the website of the Commission at www.sec.gov. In addition, the solicitation/recommendation statement and related materials may be obtained for free when they become available from MetLife, Inc. or AFP Provida.

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition or divestures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.